UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 13)*

Ameresco, Inc.
(Name of Issuer)
Class A Common Stock, $.0001 par value per share
(Title of Class of Securities)
02361E 10 8
(CUSIP Number)
December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☑    Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02361E 10 8	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS George P. Sakellaris
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 13,985,329
	6.	SHARED VOTING POWER 6,638,391
	7.	SOLE DISPOSITIVE POWER 13,985,329
	8.	SHARED DISPOSITIVE POWER 6,638,391
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,623,720
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 39.5%
12.	TYPE OF REPORTING PERSON IN

CUSIP No. 02361E 10 8	13G	Page 3 of 4 Pages
Item 1(a).    Name of Issuer:
Ameresco, Inc.
Item 1(b).    Address of Issuer’s Principal Executive Offices:
111 Speen St., Suite 410
Framingham, MA 01701
Item 2(a).    Name of Person Filing:
George P. Sakellaris
Item 2(b).    Address of Principal Business Offices or, if None, Residence:
c/o Ameresco, Inc.
111 Speen St., Suite 410
Framingham, MA 01701
Item 2(c).    Citizenship:
United States of America
Item 2(d).    Title of Class of Securities:
Class A Common Stock, $.0001 par value per share. Shares reported include shares of Class A Common stock issuable upon conversion of shares of the Issuer’s Class B Common Stock, $.0001 par value per share. Shares of Class B Common Stock are convertible on a one-for-one basis into shares of Class A Common Stock and are entitled to five votes per share.
Item 2(e).    CUSIP Number:
02361E 10 8
Item 3.    If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
Item 4.    Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)    Amount beneficially owned:

20,623,720
Includes: (i) 500,000 shares issuable upon exercise of options that are exercisable within 60 days of December 31, 2023; and (ii) 12,661,609 shares issuable upon conversion of shares of Class B Common Stock held directly by the Reporting Person.
Also includes (i) 200,000 shares held by the Reporting Person's spouse, (ii) 1,100,000 shares held by the George P. Sakellaris 2012 Delaware Dynasty Trust (the “2012 Trust”) and (iii) 5,338,391 shares issuable upon conversion of shares of Class B Common Stock held by the CGS 2010 Irrevocable Trust (the "2010 Trust" and together with the 2012 Trust, the "Trusts"). The Reporting Person may be deemed the beneficial holder of the shares held by the Trusts and his spouse and to share voting and dispositive power. The Reporting Person disclaims beneficial ownership of the shares held by the Trusts and his spouse and this schedule shall not be deemed an admission that the Reporting Person is the beneficial owner of the shares held by the Trusts or his spouse for purposes of Section 13 or for any other purpose.

CUSIP No. 02361E 10 8	13G	Page 4 of 4 Pages
(b)    Percent of class:    39.5% (based on 34,234,525 shares of Class A Common Stock outstanding as of November 3, 2023 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023 and calculated in accordance with Rule 13d-3(d)).
(c)    Number of shares as to which such person has:
(i)    Sole power to vote or direct the vote:            13,985,329
(ii)    Shared power to vote or direct the vote:             6,638,391
(iii)    Sole power to dispose or to direct the disposition of:        13,985,329
(iv)    Shared power to dispose or to direct the disposition of:     6,638,391
Item 5.    Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.    Identification and Classification of Members of the Group.
Not applicable.
Item 9.    Notice of Dissolution of Group.
Not applicable.
Item 10.    Certifications.
Not applicable.
* * *
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 12, 2024
(Date)
/s/ George P. Sakellaris
(Signature)
George P. Sakellaris
(Name and Title)